06008799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	~~September 30, 1998~~
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigsstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg, CEO 01141 58 283 74 31
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name — *if individual, state last, first, middle name*)

Brunnhofweg 37 (Address) Berne (City) Switzerland (State) 3001 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

7/13/06

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 19x2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

Signature

Chief Executive Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification

Seen for authentication of the foregoing signature, affixed in our presence by

Mr. Hanspeter SCHIEGG, Swiss citizen of Steckborn/TG, in Opfikon,
identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities AG, with registered headoffice in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry (Dated: SHAB-publication 19.05.2006).

Zürich, 22th May 2006
BK no. 22476/mh
Fee CHF 30.--

NOTARIAT ZÜRICH (ALTSTADT)

U. Tobler, notary public

Vontobel Securities AG

Hanspeter Schiegg
Chief Executive Officer

To whom it concerns

VONTOBEL

Zurich, May 22, 2006
Telephone 01141 58 283 74 31
Telefax 01141 58 283 51 20
hanspeter.schiegg@vontobel.ch

Please receive the following

Original oath / affirmation – signed and notarized
Form X-17A-5 Part III Facing Page, as of 12/31/05

according to your request.

Yours sincerely,

Vontobel Securities Ltd.

Hanspeter Schiegg

May 2, 2006

NASD

Mr. Hans Peter Schiegg
Chief Executive Officer
Vontobel Securities LTD.
Bahnhofstrasse 3
Zurich, Switzerland 08022

Dear Mr. Schiegg:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An original Oath or Affirmation - signed and notarized.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 16, 2006**. Questions may be addressed to Estee Dorfman Foster, Compliance Specialist at (617) 532-3482.

Sincerely,

Christopher Puricelli
Supervisor

CP/bmd
Enclosure

cc: Ms. Lucy A. Corkery
Assistant District Administrator
Broker/Dealer Section
Securities and Exchange Commission
33 Arch Street, 3rd Floor
Boston, MA 02110

Boston District Office
99 High Street - Suite 900
Boston, MA
02110
tel 617 532 3400
fax 617 451 3524
www.nasd.com